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                        COEUR D'ALENE MINES CORPORATION

                                                                     May 9, 2000

To Holders of our 6% Convertible Subordinated Debentures due 2002

     We invite you to tender your Debentures for purchase by Coeur. We are offering to purchase up to $27,800,000 principal amount of Debentures at a price not greater than $720 nor less than $640 per $1,000 principal amount, net to the seller in cash, as specified by holders tendering their Debentures.

     We will select the lowest purchase price that will allow us to buy $27,800,000 principal amount of Debentures or such lesser principal amount of Debentures as is properly tendered and not withdrawn. All Debentures acquired in the Offer will be acquired at the same purchase price.

     Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. The Offer will expire at 12 noon, New York City time, and 5 pm London time on Thursday, June 8, 2000, unless we extend it.

     We are making the Offer to buy back our Debentures at this time in order to lower our interest expenses, and to improve our capital structure by utilizing our current liquidity to reduce our outstanding debt.

     Our Board has approved the Offer. However, neither Coeur, its Board of Directors, nor the Dealer Manager, makes any recommendation to Debenture holders as to whether to tender or refrain from tendering their Debentures or as to the purchase price at which holders should tender their Debentures, and none of them have authorized any person to make any recommendation. Debenture holders are urged to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, what principal amount of Debentures to tender and the price or prices at which to tender them.

     If you do not wish to participate in this Offer, you do not need to take any action. If you do wish to tender your Debentures, the instructions on how to tender Debentures are explained in detail in the enclosed materials.

     If you have any questions regarding the offer or need assistance in tendering your Debentures, please contact D.F. King & Co. Inc., the Information Agent for the Offer, at 800-359-5559 (toll-free). European holders may contact D.F. King (Europe) in London at 44 207 920 9700.

                                          Sincerely,

                                          Dennis E. Wheeler
                                          Chairman of the Board, President and
                                            Chief Executive Officer